ISSUER FREE WRITING PROSPECTUS NO. 853AB

Filed Pursuant to Rule 433

Registration Statement No. 333-162195

Dated March 31, 2010

Deutsche Bank AG Return Optimization Securities
Linked to the S&P 500® Index

Enhanced Return Strategies for Moderate–Return Environments

Deutsche Bank AG

$• Return Optimization Securities linked to the S&P 500® Index due on or about May 31, 2011

Investment Description

Return Optimization Securities (“ROS“) are securities issued by Deutsche Bank AG with returns linked to the performance of the S&P 500® Index (the “Index“). ROS are designed to enhance index returns in a moderate-return environment—meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your initial investment plus three (3) times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your initial investment as reduced by that negative Index Return and may receive nothing. Investing in ROS is subject to significant risks, including potential loss of your initial investment, limited appreciation at maturity and Deutsche Bank AG’s credit risk. Any payment on the ROS is subject to the creditworthiness of the Issuer.

Features

❑

Tactical Investment Opportunity: The ROS offer the potential to enhance returns in a moderate return environment with 3x leverage up to the Maximum Gain on the ROS. At maturity, investors will be exposed 1 for 1 to any negative performance of the S&P 500® Index.

❑

Market Recovery Strategy: If the closing level of the S&P 500® Index increases over the term of the ROS from the closing level on the Trade Date, an investment in the ROS can provide an opportunity to enhance your return at maturity compared to an investment that tracks the performance of the S&P 500® Index, subject to the Maximum Gain.

Key Dates1

Trade Date	April 27, 2010
Settlement Date[2]	April 30, 2010
Final Valuation Date[2]	May 24, 2011
Maturity Date[3]	May 31, 2011
CUSIP	25154N 63 9
ISIN	US25154N6397

1 The ROS are expected to price on or about April 27, 2010 and settle on or about April 30, 2010. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.

2 Subject to postponement and as described under “Description of Securities—Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

3 In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the fourth business day after the Final Valuation date as postponed.

Security Offerings

We are offering Return Optimization Securities linked to the performance of the S&P 500® Index (the “Index“). If the Index Return is positive over the term of the ROS, at maturity investors will receive their initial investment plus a return equal to 3x the Index Return, up to the Maximum Gain. If the Index Return is negative over the term of the ROS, at maturity investors will lose 1% of the face amount per ROS for each 1% negative Index Return.

See “Additional Terms Specific to the ROS” in this free writing prospectus. The ROS will have the terms specified in the prospectus dated September 29, 2009, the prospectus supplement dated September 29, 2009, underlying supplement No. 1 dated September 29, 2009, product supplement AB dated September 29, 2009, and this free writing prospectus. See “Key Risks” on page 4 of this free writing prospectus and “Risk Factors” beginning on page 7 in the accompanying product supplement AB for risks related to investing in the ROS.

Deutsche Bank AG has filed a registration statement (including the prospectus dated September 29, 2009, as supplemented by the prospectus supplement dated September 29, 2009, underlying supplement No. 1 dated September 29, 2009 and product supplement AB dated September 29, 2009) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the ROS offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of the ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this free writing prospectus, the underlying supplement the accompanying prospectus, the prospectus supplement and product supplement AB. Any representation to the contrary is a criminal offense. The ROS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions	Proceeds to Us
Return Optimization Securities linked to the S&P 500® Index

Per ROS	$10.00	$0.135	$9.865

Total

Deutsche Bank Securities Inc. (“DBSI“) is our affiliate. For more information see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the ROS

You should read this free writing prospectus, together with the underlying supplement No. 1 dated September 29, 2009, product supplement AB dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these ROS are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 1 dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

♦	Product supplement AB dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000119312509200386/d424b21.pdf

♦	Prospectus supplement dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

♦	Prospectus dated September 29, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “ROS” refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The ROS may be suitable for you if:

♦

You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity.

♦	You are willing to make an investment that is exposed to full downside performance risk of the Index.

♦	You are willing to forgo dividends paid on the stocks included in the Index or any distributions paid by the Index.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the ROS to maturity.

♦	You are willing to invest in securities for which there may be little or no secondary market.

♦	You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the ROS.

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the indicative Maximum Gain at maturity.

♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index and is not principal protected.

♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

♦	You prefer to receive the dividends paid on any stocks included in the Index or any distributions paid by the Index.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the ROS to maturity.

♦	You seek an investment for which there will be an active secondary market.

♦	You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the ROS.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch

Issue Price	$10.00 per ROS

Term	13 months

Index	The ROS are linked to the S&P 500® Index (the “Index”)

Multiplier	3

Maximum Gain	14.00% to 17.00%. The actual Maximum Gain will be determined on the Trade Date.

Payment at Maturity (per $10.00)

If the Index Return is positive, you will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Index Return multiplied by 3, subject to the Maximum Gain. Your final payment per $10.00 ROS face amount will be equal to the lesser of:

$10.00 + ($10.00 x Index Return x Multiplier); and

$10.00 + ($10.00 x Maximum Gain)

If the Index Return is negative, you will receive your investment reduced by the Index Return:

$10.00 + ($10.00 x Index Return)

Index Return	Final Index Level – Initial Index Level Initial Index Level

Initial Index Level	The closing level of the Index on the Trade Date.

Final Index Level	The closing level of the Index on the Final Valuation Date.

The performance of ROS will depend on the performance of the Index.

Determining Payment at Maturity Per $10.00 ROS

In this scenario, you could lose some or all of your initial investment, depending on how much the Index declines.

What are the Tax Consequences of an Investment in the ROS?

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the ROS are uncertain, we believe the ROS should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your ROS, other than pursuant to a sale or exchange. Your gain or loss on the ROS should be capital gain or loss and should be long-term capital gain or loss if you have held the ROS for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the ROS, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the ROS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in this ROS offering involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the accompanying product supplement AB. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS offered hereby.

♦

No principal protection – You may lose some or all of your initial investment. The ROS do not guarantee any return of your initial investment and are fully exposed to any decline in the level of the Index (as measured by the applicable Index Return). For every 1% decline in the Index, you will lose 1% of your initial investment at maturity.

♦

No assurances of moderate-return environment – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

♦	Maximum return – Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.

♦

Credit of the Issuer – The ROS are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the ROS and in the event Deutsche Bank AG were to default on its obligations you may not receive any amount owed to you under the terms of the ROS.

♦

No periodic coupon payments, dividend payments or voting rights – As a holder of ROS, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

♦	ROS not the same as the Index – Owning the ROS is not the same as owning the stocks composing the Index or a security directly linked to the uncapped performance of the Index.

♦

Limited liquidity – The ROS offered hereby will not be listed and there will not be an active secondary trading market. Because other dealers are not likely to make a secondary market for the ROS, the price at which you may be able to trade your ROS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the ROS, and any such price may be at a substantial discount from the Issue Price.

♦

Price prior to maturity – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

♦

Impact of fees on secondary market prices – Generally, the price of the ROS in the secondary market is likely to be lower than $10.00 per ROS on the issue date, because this Issue Price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

♦

Potential Deutsche Bank AG impact on price – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the market value of the offering of ROS.

♦

Potential conflict of interest – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

♦

Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS; and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the ROS.

♦

The U.S. Federal Income Tax Consequences of an Investment in the ROS Are Unclear — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain, and the IRS or a court might not agree with the treatment of the ROS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the ROS, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely. As described above under “What are the Tax Consequences of an Investment in the ROS?”, in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the ROS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Maximum Gain of 15.50% and a range of performance for the S&P 500® Index from +100% to -100%. The actual Maximum Gain will be set on the Trade Date.

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 5% above the Initial Index Level. Since the Index Return is 5%, you will receive three times the Index Return, or a 15% total return, and the payment at maturity per $10.00 ROS will be calculated as follows: $10.00 + ($10.00 x (5% x 3)) = $10.00 + $1.50 = $11.50.

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 10% above the Initial Index Level. Since three times the Index return of 10% is more than the Maximum Gain of 15.50%, you will receive the Maximum Gain of 15.50%, or $11.55 per $10.00 ROS.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 20% below the Initial Index Level. Since the Initial Index Level has declined from the Final Index Level, you will receive a cash payment of $8.00 per $10.00 ROS, calculated as follows: $10.00 + [$10.00 x -20%].

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is only a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

The graph below illustrates the performance of the S&P 500® Index from March 27, 2000 to March 26, 2010. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source – Bloomberg L.P.

The S&P 500® Index closing level on March 26, 2010 was 1,166.59.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.135 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

5